Exhibit A

Ceragon and TESSCO Expand North American Channel Partnership Program

February 12, 2014

Ceragon Networks and TESSCO Technologies Expand
North American Channel Partnership Program

Channel Relationship to Increase Availability of the IP-20 Platform
That Enables Operators to Break Capacity Barriers

Paramus, New Jersey, February 12, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist and TESSCO Technologies Incorporated (NASDAQ: TESS), a leading provider of the product and value chain solutions required to build, use, and maintain wireless systems, today announced that Ceragon’s IP-20 platform is now available through TESSCO. This expanded channel relationship increases the footprint of the IP-20 in North America, effectively addressing the needs of operators seeking manageable, high-capacity solutions for their burgeoning heterogeneous network (HetNet) hauling challenges.

As a service-centric, SDN-ready wireless platform powered by a software-defined engine, the IP-20 features innovative, market-leading backhaul and fronthaul solutions that deliver ultra-high capacities while supporting any radio transmission technology, any network topology, and any deployment configuration. TESSCO will offer the advanced IP-20 product portfolio and complementing solutions, to serve any type of networking microwave hauling applications for industries such as utilities, Public Safety, transportation, Internet service providers, private network operators, government, oil and gas, among others.

“Ceragon’s strong market share and proven innovation in wireless technology make them an excellent addition to our comprehensive portfolio,” said Gerald Garland, Senior Vice President at TESSCO. “We believe that the availability of the IP-20 platform and complementing products will help us address the needs of the growing wireless backhaul/fronthaul marketplace.”

“The addition of TESSCO to our new North American Channel Program reinforces our go-to-market strategy and the emphasis we are placing on handpicking strategic, focused and motivated partners,” said Chuck Meyo, Ceragon’s President for North America.

Ceragon and TESSCO Expand North American Channel Partnership Program

February 12, 2014

Tim Egan, Vice President of Channels and Business Development for Ceragon North America said, “We are very impressed with TESSCO’s extensive salesforce and marketing focus. Their market expertise will help amplify Ceragon’s reach and increase our ability to provide value-added services to these specialized vertical markets.”

The IP-20 platform provides a common, programmable architecture for all of Ceragon’s next-generation FibeAir and Evolution products. To learn more about the Ceragon Networks IP-20 platform, please visit www.tessco.com/go/ceragon.

About TESSCO
TESSCO Technologies Inc. (NASDAQ: TESS), Hunt Valley, Maryland, is Your Total Source® for making wireless work. The convergence of wireless and the Internet is revolutionizing the way we live, work and play. New systems and applications are creating opportunities and challenges at an unprecedented rate. TESSCO is there, thinking in new ways for exceptional outcomes. TESSCO (www.tessco.com) architects and delivers, with innovation, productivity and speed, the product and value chain solutions to organizations responsible for building, using, and maintaining wireless broadband systems. The Company is a component of the Russell 2000® index.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Media Contact:	Ceragon Investor Contact:	TESSCO Media Relations
Justine Schneider	Claudia Gatlin	Mary Lou DiNardo
Calysto Communications	CMG International	TK\PR Public Relations, Inc.
Tel: +1-(404)-266-2060 x507	Tel. +1-(201)-853-0228	Tel. +1 212.909.0340
jschneider@calysto.com	ir@ceragon.com	mldinardo@tkprpublic.com

Ceragon and TESSCO Expand North American Channel Partnership Program

February 12, 2014

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Safe Harbor
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are  subject to risks and uncertainties that may cause actual results to differ materially, including  risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations,the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied up on as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.